Exhibit 99.8

kpmg LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 – 5th Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Perpetual Energy Inc.

We consent to the use of:

•	our independent auditors’ report dated March 12, 2012, with respect to the consolidated statements of financial position of Perpetual Energy Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information;

•	our independent auditors’ report of registered public accounting firm dated March 12, 2012, with respect to the consolidated statements of financial position of Perpetual Energy Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our audit report dated March 12, 2012 on the effectiveness of internal control over financial reporting,

which reports appear in the December 31, 2011 annual report on Form 40-F of Perpetual Energy Inc. for the fiscal year ended December 31, 2011.

/s/ KPMG LLP

Calgary, Canada

March 12, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.